UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10035959

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48571

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

NAME OF BROKER DEALER:

GREENWICH FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 GREENWICH OFFICE PARK, 599 W. PUTNAM AVENUE, 3RD FLOOR
(No. And Street)

GREENWICH	CT.	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM A. FREY — (203) 862-3602
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/15/10

OATH OR AFFIRMATION

I, WILLIAM A. FREY, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWICH FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public
expires 3/2011



This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Greenwich Financial Services, LLC:

We have audited the accompanying statement of financial condition of Greenwich Financial Services, LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenwich Financial Services, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 11, 2010

GREENWICH FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 75,732
Clearing deposit and due from broker	553,051
Furniture, equipment and leasehold improvements	
(Net of accumulated depreciation and amortization of $381,286)	421,813
Notes receivable	6,288,610
Other assets	37,142
TOTAL ASSETS	$ 7,376,348

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,500
Clearing charges payable	3,154
Note payable	5,697,745
Total liabilities	5,702,399
Members' Equity:	
Total Members' Equity	1,673,949
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 7,376,348

The accompanying notes are an integral part of this financial statement.

GREENWICH FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Greenwich Financial Services, L.L.C. (the "Company") was formed in the State of Delaware on August 9, 1995, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking. The Company clears all of its transactions through a clearing broker. The Company introduces all of its transactions to the clearing broker, Merrill Lynch, on a fully disclosed basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting.

Securities Transactions

Proprietary securities transactions are recorded on a trade date basis.

Investments are valued at cost.

Revenues

Profits and losses from trading activities and commissions realized on agency transactions are recorded on a trade date basis.

Income Taxes

The Company is a limited liability company taxed as a partnership, and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting their share of the Company's income or loss.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $628,039, which exceeded its required net capital of 100,000 by $528,039.

NOTE 4. COMMITMENTS

The Company leases office space pursuant to a lease that was entered into in 2006. The lease expires on July 31, 2010. Future minimum lease payments under this non-cancelable lease are as follows:

Year ending December	Amount
2010	$ 70,896
	$ 70,896

A portion of the rent expenses for the year ended December 31, 2009 were paid by a related company in accordance with the rent sharing agreement. The rent allocation between the related companies was based on workflow and is designed to reflect the relative use of the facilities. The Company has no additional obligation either direct or indirect to compensate for these expenses.

NOTE 5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 6. NOTE PAYABLE/ NOTE RECEIVABLE

On August 4, 2006, the Company entered into a loan agreement with the Overseas Private Investment Corporation, ("OPIC") in an amount not to exceed $5,974,179. The Company pays interest monthly in arrears at the rate of 7.507% per annum. For the year end December 31, 2009 interest expense on this loan was approximately $432,910. December 31, 2009 the outstanding principal balance of the loan was $5,697,745.

The proceeds of this loan were used to finance approximately $6,288,000 of Russian residential loans at the rate of 7.50% per annum.